June 26, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2016
File No. 001-36550

Dear Ladies and Gentlemen:

This letter is in response to your letter dated June 14, 2017, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Production Volumes, Unit Prices and Costs, page 36

1.

Please disclose the information required by Item 1204(a) of Regulation S-K, including production volumes, by final product sold, for each named field and/or individual geological formation, e.g. the Mesaverde formation that contains 15% or more of your total proved reserves at each fiscal year-end. In this regard, we note the disclosure

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provided on page 36 states “over 90% of Laramie Energy’s total estimated proved reserves are located in the same geological formation, the Mesaverde Formation, which Laramie Energy considers to be a single field.”

Given your earlier review response to comment 7 in our letter dated May 30, 2014, indicating you would be providing such disclosure in filings made subsequent to our earlier review, also explain how you considered this and the other disclosure requirements referenced in this letter, in concluding that your disclosure controls and procedures were effective as of December 31, 2016, as indicated on page 67.

Response. We acknowledge the Staff’s comment and supplementally inform the Staff that we considered our previous responses to the Staff as part of our disclosure controls and procedures in the preparation of our 2016 Annual Report on Form 10-K. A similar process was followed during the preparation of our 2014 and 2015 Annual Reports on Form 10-K. During our disclosure preparation process, we reevaluated the determination of Laramie Energy’s fields (as defined in Regulation S-X 4-10(a)(15)) and concluded that substantially all (approximately 98%) of Laramie Energy’s total proved reserves as of December 31, 2016 were located in the Mesaverde formation of the Piceance Basin, which Laramie Energy has determined to be a single field. Laramie Energy also has immaterial proved reserves in the Mancos shale and Wasatch formation in the Piceance Basin, which Laramie Energy has determined are not part of the Mesaverde formation. These reserves represented less than 2% of Laramie Energy’s total proved reserves as of December 31, 2016. In addition, our remaining total proved reserves (which are not held through Laramie Energy) represented approximately 0.1% of our total proved reserves as of December 31, 2016 (including those held through Laramie Energy). As a result, we determined that separate disclosure of production information related to the Mesaverde formation would not be material to a reasonable investor in assessing the Company’s results or prospects as the disclosure noting “over 90% of Laramie Energy’s total estimated proved reserves…” discloses the material concentration of the proved reserves the Company owns through its 42.3% equity investment in Laramie Energy. We propose to clarify in future filings that substantially all of the Company’s (and Laramie Energy’s) reserves are located in the Mesaverde formation, and continue to monitor and evaluate the significance of our production volumes and reserves by field during each reporting period to determine if separate disclosure would be material to investors.

Proved Undeveloped Reserves, page 37

2.	Please expand the disclosure relating to your proved undeveloped reserves to discuss the progress made and dollar amounts of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K, also as you had agreed in your earlier review response to comment 5 in our letter dated May 30, 2014.

U.S. Securities and Exchange Commission

June 26, 2017

For example, we note that you converted 1,125 MMcfe of proved undeveloped reserves to developed status during 2016, which is approximately 1.4% of the proved undeveloped reserves that you disclosed as of December 31, 2015. In comparison, you disclose 197,488 MMcfe in total proved undeveloped reserves to be converted to developed status over five years. Given that this rate of development, if sustained, would not be sufficient to develop your proved undeveloped reserves within five years of having initially booked the reserves, disclose the reasons for the limited progress made during 2016 to convert proved undeveloped reserves to proved developed reserves, and explain whether, and to what extent, and in what manner your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X.

Response. We supplementally inform the Staff that during the year ended December 31, 2016, Laramie Energy expended approximately $1.4 million in connection with the development of its proved undeveloped reserves (“PUDs”) to convert the 1,125 MMcfe of PUDs to proved developed reserves. These expenditures were less than originally anticipated due to significantly lower than expected natural gas prices, which led Laramie Energy to temporarily suspend its one-rig program. Laramie Energy’s development plan provides for accelerated development of its PUDs in 2017 and later years. In our response to comment #3 below, we provide additional detail with respect to the five year PUDs development schedule and the accelerated rate of development of Laramie Energy’s PUDs based on Laramie Energy’s forecasted 2017 development expenditure of approximately $31 million (approximately $11.4 million of which has been spent year to date) based on a two-rig program, which we believe ensures that our reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X.

We respectfully advise the staff that the Company’s disclosures on page 37 and 38 of our 2016 Annual Report on Form 10-K include information on Laramie Energy’s remaining undeveloped locations, current average drill times, conversion of proved undeveloped reserves to proved developed reserves, and Laramie Energy’s plans to increase the number of rigs to develop the remaining undeveloped locations. The Company also disclosed its share of Laramie Energy’s development costs for the last three fiscal years on page F-57 of our 2016 Annual Report on Form 10-K. Similar disclosures were included in our 2015 and 2014 Annual Reports on Form 10-K in response to comment 5 in the Staff’s letter dated May 30, 2014. We propose to expand the disclosure relating to Laramie Energy’s proved undeveloped reserves in our 2017 Form 10-K to disclose the amount of capital expenditures spent by Laramie Energy to convert proved undeveloped reserves to proved developed reserves for the year ending December 31, 2017, as well as any significant changes to Laramie Energy’s plans relating to the conversion of its remaining proved undeveloped reserves.

3.	Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, and the net quantities of proved reserves and

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estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed status.

Refer to the guidance associated with Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the extent to which all of the proved undeveloped locations in your development schedule are part of an adopted development plan that has been reviewed and approved by Laramie Energy, LLC’s (“Laramie’) management, and approved by its Board, if such approval is required.

Tell us the steps that you routinely take to review Laramie’s development plan annually and to evaluate interim and annual changes in the schedule to determine whether the proved undeveloped reserves continue to comply with the reserve definitions. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response. In response to the Staff’s comment, we have set forth below the Company’s 42.3% share of Laramie Energy’s development schedule by annual period and number of gross wells, net quantities of proved reserves and estimated capital expenditures to develop all of the PUDs disclosed as of December 31, 2016:

	2017	2018	2019	2020	2021	Total
Gross Wells	31	71	161	53	0	316[1]
MMcfe	19,121	42,662	104,256	31,449	0	197,488
Capex	$13,151,018	$38,894,129	$56,305,623	$4,991,499	$0	$113,342,260

As shown above, Laramie Energy plans to accelerate the pace of its PUD development in 2017-2020. The Company believes Laramie Energy’s strong balance sheet and liquidity of $52 million as of December 31, 2016, and its cash from operations, hedging portfolio, and availability under its credit facility is sufficient to fund its planned development schedule and budget.

We supplementally inform the Staff that Laramie Energy’s management and board of managers meets during the fourth quarter of each year to prepare its capital expenditure budget for the subsequent year and ratify its development plan. As part of this process, Laramie Energy analyzes various factors, including well economics, anticipated drilling schedule, current and projected commodity prices, and lease operating costs, and consults with its reserve engineers and other third-party experts. The development plan is reviewed and confirmed periodically by Laramie Energy’s board of managers to, among other reasons, ensure that reserves are only claimed for locations where a final investment decision has been made. However, although the development plan satisfies the requirements of a “final investment decision” as noted in Question 131.04 of the above

[1]	Excludes an aggregate 45 wells that are currently uneconomic at Securities and Exchange Commission pricing.

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referenced C&DIs, the development plan is sometimes adjusted due to material events or circumstances that occur subsequent to the time of adoption. For example, as a result of the significant commodity price downturn in early 2016 and a material acquisition that occurred in March 2016 that increased Laramie Energy’s PUDs by over 140% from the prior year, Laramie Energy adjusted its development plan to focus on the development of certain probable reserves that its management believed to have more favorable economics compared to other locations previously booked as PUDs. The Company reviews Laramie Energy’s development plan and budget each quarter, and also in connection with the Company’s annual report on Form 10-K, to determine whether the proved undeveloped reserves continue to comply with the reserve definitions.

4.	We note that as of December 31, 2016, approximately 5.4% of your share of Laramie Energy’s proved undeveloped reserves (approximately 10,591 MMcfe) were scheduled for development more than five years after initial disclosure.

Please submit a schedule showing the net reserve quantities and the corresponding number of gross drilling locations, stratified based on the year of initial disclosure, relating to the 10,591 MMcfe of proved undeveloped reserves. Also specify the dates, as of December 31, 2016, on which these volumes were scheduled to be converted to proved developed reserves and advise us of any subsequent changes.

Refer to the guidance associated with Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop these reserves.

Response. In response to the Staff’s comment, we have set forth a schedule in Exhibit A hereto showing the net reserve quantities and the corresponding number of gross drilling locations relating to the 10,591 MMcfe of proved undeveloped reserves. The locations scheduled for development more than five years after initial disclosure at December 31, 2016 were kept in the PUDs category following consultation with the Company’s reserve engineer because, although the PUDs are currently scheduled to be developed in 2019 (i.e., more than five but less than six years from date of original booking), as discussed in response to Comment #3 above, Laramie Energy has accelerated the pace of its development of PUDs and, based on this planned acceleration, Laramie Energy’s reserve engineer determined with reasonable certainty that the PUDs will in fact be developed within five years. The Company notes that the PV10 value of these reserves is approximately $615,000, or approximately 0.4% of the total PV10 value of the Company’s share of Laramie Energy’s reserves, which the Company does not consider material.

U.S. Securities and Exchange Commission

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Drilling Activity, page 38

5.	Please modify the disclosure relating to your drilling activity to distinguish between exploratory wells and development wells, also between productive wells and dry wells in each of these categories, for each of the last three fiscal years to comply with Item 1205 of Regulation S-K. Also ensure and clarify in your disclosure that all of these figures are expressed in terms of “net” wells completed each period, as required and based on the definition of a net well in Item 1208(c)(2) of Regulation S-K.

Response. The Company advises the Staff that all figures are expressed in terms of “net” development wells and that Laramie Energy did not have any dry wells or exploratory wells during any of the referenced periods. In response to the Staff’s comment, the Company proposes to add these clarifying details regarding drilling activity in compliance with Item 1208 of Regulation S-K in its future filings.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

6.	We note that you excluded depreciation and amortization from various line items on the statements of operations without indicating the excluded amounts attributable to each cost or expense category. If you rely upon the accommodation in SAB Topic 11.B, you should report either on separate lines or parenthetically the amounts of depreciation and amortization that are attributable to each line from which these have been excluded.

Response. In response to the Staff’s comment above, the Company proposes to include the following expanded disclosure in the footnotes to our interim financial statements included in our Form 10-Q for the quarterly period ending June 30, 2017, and other future periodic filings.

The following table summarizes depreciation expense excluded from each line item in our consolidated statements of operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016(1)	2017	2016(1)
Cost of revenues	TBA	920	TBA	1,838
Operating expense	TBA	2,503	TBA	4,934
General and administrative expense	TBA	453	TBA	939

(1)	Information presented for the periods ended June 30, 2016 are preliminary estimates.

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Note 2—Summary of Significant Accounting Policies, page F-9

Accounting Principles Not Yet Adopted, page F-14

7.	You state that you have not finalized any estimates of the potential impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed.

In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Response. The Company acknowledges the importance of the disclosures required by ASC 250-10-S99-6 and SAB Topic 11.M. and their usefulness to readers in assessing future standards. In response to the Staff’s comment, the Company proposes to include in our Form 10-Q for the quarterly period ending June 30, 2017, the following draft disclosures relating to Topic 606. The draft disclosure below will be updated, as necessary, for the actual results of our implementation efforts in the second quarter of 2017 and any other subsequent filings prior to our adoption.

“The Company has formally established a working group to assess the amended revenue recognition guidance in Topic 606, including its impact on the Company’s business processes, accounting systems, controls and financial statement disclosures. As part of the Company’s evaluation, the working group is reviewing existing revenue streams and identifying the types of arrangements where differences may arise in revenue recognition upon adoption of the new standard. The Company’s largest revenue stream consists of revenues generated from the sale of refined products, generally at market prices. These revenues are recognized upon delivery of goods to a customer. The Company currently does not expect the new standard to have a material impact on the amount or timing of revenues recognized for the sale of refined products. As of this date, the working group continues to evaluate the impact of this new standard on the Company’s consolidated financial statements and related disclosures.”

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel

Exhibit A

NUMBER	FIRST YEAR BOOKED	Par’s Net MMCFE	Original Scheduled Drill Date	YRS BETWEEN BOOK AND CAPEX	PV10 (M$)
100480	12/31/2013	563.9	02/19	5.1	33.9
110048	12/31/2013	563.9	02/19	5.1	33.9
100551	12/31/2013	560.9	04/19	5.3	30.4
100552	12/31/2013	560.9	04/19	5.3	30.4
100553	12/31/2013	560.9	04/19	5.3	30.4
100558	12/31/2013	560.9	05/19	5.4	30.1
100559	12/31/2013	560.9	05/19	5.4	30.1
100561	12/31/2013	560.9	05/19	5.4	30.1
100743	12/31/2013	560.9	05/19	5.4	30.1
100745	12/31/2013	560.9	05/19	5.4	30.1
100747	12/31/2013	560.9	05/19	5.4	30.1
100751	12/31/2013	560.9	06/19	5.5	29.9
100752	12/31/2013	560.9	06/19	5.5	29.9
110066	12/31/2013	560.9	07/19	5.5	29.7
110013	12/31/2013	595.6	08/19	5.6	105.1
110054	12/31/2013	534.8	08/19	5.6	5.1
110055	12/31/2013	534.8	08/19	5.6	5.1
110058	12/31/2013	534.8	08/19	5.6	5.1
100664	12/31/2013	532.9	11/19	5.9	66.3

		10,591.0			615.7